UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 000-52865

(Check one)
[X] Form 10-K    [  ] Form 11-K    [  ] Form 20-F    [  ] Form 10-Q    [  ] Form 10-D    [  ] Form N-SAR    [  ] Form N-CSR

For Period Ended:  September 30, 2010

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant: NuGen Holdings, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 44645 Guilford Drive, Suite 201

City, State and Zip Code: Ashburn, Virginia 20147

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[ ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

 State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

NuGen Holdings, Inc. (the “Registrant”) is unable to timely file its Annual Report on Form 10-K for the year ended September 30, 2010 (the “Form 10-K”) without unreasonable effort or expense because the Registrant, which has a small accounting staff, has devoted a substantial of time and effort to recent business matters affecting the Registrant and requires additional time to review and complete the financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Alan Pritzker, Chief Financial Office              (703)               858-0036
(Name)                                                                (Area Code)  (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

           [X] Yes      [  ] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

           [  ] Yes       [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NuGen Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 28, 2010	By: /s/ Alan Pritzker
Name: Alan Pritzker
Title: Chief Financial Officer

Instruction:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If  the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).